UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on June 10, 2014, entitled "Election to Statoil’s board of directors".

Election to Statoil’s board of directors

In a meeting in the Corporate Assembly of Statoil ASA (OSE:STL, NYSE:STO) 10 June Svein Rennemo was re-elected as chair and Grace Reksten Skaugen as deputy chair of the board of directors. Bjørn Tore Godal, Maria Johanna Oudeman, Jakob Stausholm, Catherine Hughes and James Mulva were re-elected as shareholder representatives to the board.

Øystein Løseth was elected as new shareholder representative to the board. Øystein Løseth is a Norwegian citizen. Øystein Løseth has significant managerial experience in the energy sector, with particular expertise and experience from the European energy market. Since 2010, Løseth has been appointed as the CEO, and before that as a First Senior Executive Vice President since 2009, of Vattenfall AB, one of Europe's largest energy companies. In the period 2003 – 2009, Løseth worked for NUON, the Dutch energy company, first as Division Managing Director, then as a Managing Director and the CEO, from 2005 and 2008 respectively. Prior to this, Løseth was the Head of Production, Business Development and R&D of Statkraft from 2002 to 2003. In addition, he has other extensive management experience from Statkraft and Statoil, within strategy and business development among others. He graduated as M.Sc. from the Norwegian University of Science and Technology and as B.Sc. in Business Management from BI Norwegian School of Management in Bergen. Neither Løseth nor his close associates hold any shares in Statoil.

For the re-elected board members, the election enters into effect from 1 July 2014 until the next ordinary election of shareholder representatives to the board of directors in 2015. For Øystein Løseth, the election enters into effect from 1 October 2014, as he will from this date leave his position as President and CEO of Vattenfall AB. Also for Øystein Løseth, the election is effective until the next ordinary election of shareholder representatives to the board of directors in 2015.

All candidates were elected in accordance with the proposal from the nomination committee.

Contacts:

Olaug Svarva, chair of Statoil’s corporate assembly and the nomination committee.

All enquiries to be directed through Statoil Corporate Press Office, Jannik Lindbæk, tel: +47 977 55 622.

This information is subject to the disclosure requirements in section 5-12 in the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 10, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer